UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO AN

EXTRAORDINARY GENERAL MEETING

Pursuant to the Law and the Articles of Incorporation and following resolution no 2854 of the Board of Directors, dated 25/06/2010 (agenda item fifth), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to an Extraordinary General Meeting, on July 23, 2010, at 16:30 hours, at the company’s headquarters (99, Kifissias Ave., Marousi, Athens), in order to discuss and decide upon the following:

1.

Appointment of the members of the Audit Committee pursuant to article 37 of Law 3693/2008.

2.

Approval of assuming the travel and sojourn expenses of the BoD members for their participation in the BoD meetings and in the meetings of its Committees.

3.

Granting of special permission by the General Meeting pursuant to article 23a, paras. 2 and 4 of C.L.2190/1920, for the approval of the amendment of terms of contracts concluded between Company’s executives and the Company.

4.

Miscellaneous announcements.

In the said Extraordinary General Meeting, may participate all Shareholders of the Company, in person or by proxy. For this purpose:

•

If the securities are registered in the shareholders’ Special Accounts, blocking, in part or in full, of their securities should be requested by the Central Securities Depository. Upon the aforementioned blocking, the Central Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the General Meeting. The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Extraordinary General Meeting, along with the required documents for their representatives’ legalisation.

•

If the securities are not registered in a Special Account, Shareholders should request the blocking, in full or in part, of their securities by the Operator administering the Sub-Account in which the securities have been registered (according to Dematerialized Securities System). Upon the aforementioned blocking, the Central Securities Depository shall issue certificate confirming the blocking of securities and the capacity of shareholder entitled to participate in the General Meeting. The certification should be submitted  to the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Extraordinary General Meeting, along with the required documents for their representatives’ legalisation.

    MAROUSI, 30/6/2010

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 30, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer